Exhibit 99.4
FIRST AMENDMENT TO
ASGN INCORPORATED
SECOND AMENDED AND RESTATED
2010 EMPLOYEE STOCK PURCHASE PLAN

This First Amendment (“First Amendment”) to the ASGN Incorporated Second Amended and Restated 2010 Employee Stock Purchase Plan (the “Plan”), is adopted by the Board of Directors (the “Board”) of ASGN Incorporated, a Delaware corporation (the “Company”), effective as of April 9, 2025 (the “Amendment Effective Date”). Capitalized terms used in this First Amendment and not otherwise defined herein shall have the meanings ascribed to such terms in the Plan.

RECITALS

A.     The Company currently maintains the Plan.

B.    Pursuant to Section 11(a) of the Plan, the Plan may amend the Plan at any time and from time to time by the Board or the Committee, provided that approval by the Company’s stockholders shall be required to amend the Plan to increase the number of shares of Stock that may be sold pursuant to Options under the Plan (each, as defined in the Plan).

C.    The Board believes it is in the best interests of the Company and its stockholders to amend the Plan to, among other things, increase the number of shares of Stock that may be sold pursuant to Options under the Plan.

AMENDMENT

    The Plan is hereby amended as follows, effective as of the Amendment Effective Date:

1.Section 2. Section 2 of the Plan is hereby amended and restated in its entirety with the following:

“Subject to the provisions of Section 9 hereof (relating to adjustments upon changes in the Stock) and Section 11 hereof (relating to amendments of the Plan), the Stock that may be sold pursuant to Options granted under the Plan shall not exceed in the aggregate 7.5 million shares of Stock. The shares of Stock sold pursuant to Options granted under the Plan may be unissued shares or treasury shares of Stock, or shares reacquired in private transactions or open market purchases. If and to the extent that any right to purchase reserved shares is not exercised by any Participant for any reason, or if such right to purchase shall terminate as provided herein, shares that have not been so purchased hereunder shall again become available for the purposes of this Plan, unless this Plan shall have been terminated, but all shares sold under this Plan, regardless of source, shall be counted against the share limitation set forth above.”

2.Section 11(a). The first sentence of Section 11(a) of the Plan is hereby deleted and replaced in its entirety with the following:

“The Board or the Committee may amend, suspend, or terminate the Plan at any time and from time to time, provided that approval by the Company’s stockholders shall be required to amend the Plan to: (1) to increase (other than an increase pursuant to Section 9(a) hereof) the number of shares of Stock that may be sold pursuant to Options under the Plan, (2) change the Plan in any manner that would cause the Plan to no longer be an “employee stock purchase plan” within the meaning of Section 423(b) of the Code or (3) change the Plan in any manner that would be considered the adoption of a new plan within the meaning of Treasury regulation Section 1.423-2(c)(4).”

3.This First Amendment shall be and, as of the Amendment Effective Date, is hereby incorporated in and forms a part of the Plan.

4.Except as expressly provided herein, all terms and conditions of the Plan shall remain in full force and effect.